Exhibit 99.2

Maris-Tech Ltd. Announces Closing of $17.8 Million
Initial Public Offering with Simultaneous Exercise
of the Over-Allotment

Rehovot, Israel / February 4, 2022/ - Maris-Tech Ltd. (the “Company”), a B2B provider of intelligent video transmission technology, today announced the closing of its initial public offering, and the simultaneous closing of a portion of the over-allotment option, for aggregate gross proceeds to the Company of approximately $17.8 million, before deducting underwriting discounts and commissions and offering expenses. The Company issued 3,690,477 common units at a public offering price per common unit of $4.20 and 10,000 pre-funded units at a public offering price per pre-funded unit of $4.199 in the offering and 65,247 ordinary shares, 543,571 common warrants and 478,324 pre-funded warrants to purchase one ordinary share pursuant to the exercise of the over-allotment option. Each common unit consists of one ordinary share and one warrant to purchase one ordinary share, with an initial exercise price of $5.25 per share. Each pre-funded unit consists of one pre-funded warrant to purchase one ordinary share, with an initial exercise price of $0.001 per share, and one warrant to purchase one ordinary share, with an initial exercise price of $5.25 per share.

The ordinary shares and warrants began trading on the Nasdaq Capital Market under the ticker symbols, “MTEK” and “MTEKW”, respectively, on February 2, 2022.

Aegis Capital Corp. acted as the sole book-running manager for the offering.

A registration statement on Form F-1 (No. 333-260670) relating to the securities being sold in this offering was declared effective by the Securities and Exchange Commission (the “SEC”) on February 1, 2022. The offering was made only by means of a prospectus. Copies of the final prospectus may be obtained on the SEC’s website, www.sec.gov, or by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th Floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy these securities, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Registration Statement and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Dave Gentry, CEO

RedChip Companies

dave@redchip.com

1-800-733-2447